NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC  20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: The Bank Of New York Mellon Corporation

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Vote Yes: Proposal 5 – Report on Risks of Politicized De-banking

Bowyer Research submits the following on behalf of Alliance Defending Freedom1:

In the United States of America, the marketplace is the arena where commerce is tested. It is open to all, but the success of any good, service, or idea will depend on its merits.

At least, this is how it’s supposed to work. But in recent years, financial institutions are using their own value judgments to deny market access to people whose views they dislike. This discriminatory behavior is known as “politicized de-banking.” It is a part of a broader trend of corporate political activism, where corporations supplant their fiduciary duties to shareholders with a social and political agenda that runs counter to their customers’, employees’, and shareholders’ interests. De-banking is an especially harmful and risky form of corporate activism because many corporate stakeholders perceive it, not as a form of responsible corporate citizenship, but a way to punish certain political views in ways that seriously alienate large swaths of a company’s base. De-banking creates serious legal, regulatory, political, and financial risk that cannot be ignored. Financial institutions should

1 Alliance Defending Freedom is a non-profit law firm that protects free speech, religious liberty, and other fundamental rights. It has 15 Supreme Court wins, an 80% win rate, and a network of over 4,500 allied attorneys. Alliance Defending Freedom also works with shareholders and companies to protect these rights and has created the Viewpoint Diversity Score Business Index along with a suite of model policies and best practices for companies.

instead be respecting the wide variety of diverse ideological and religious viewpoints that comprise their stakeholders.

Proposal 5 (“the Proposal”) seeks an evaluation of risks related to discrimination against potential clients on a range of grounds that would impact their participation in the market (and, consequently, their exercise of constitutionally protected rights in the United States). The Proposal would assist both the company and shareholders by identifying sources of these risks—risks that have already materialized to the substantial detriment of other companies that have engaged in various forms of corporate activism in recent years.

I.Companies engage in de-banking in the United States and abroad.

De-banking is not an isolated phenomenon. Rather, shareholders of financial institutions should be concerned about de-banking because of the many recent cases in which prominent banks and financial service companies have cancelled services and accounts for highly questionable reasons that bear the appearance of political or religious discrimination. Below are a few of the many examples:

•In April 2023, Bank of America closed the account of Indigenous Advance Ministries, a Christian organization that provides food, clothing, and other needs to orphans and widows in Uganda.2 The bank also closed the accounts of a Memphis, TN church that donates to Indigenous Advance and a separate business that provides jobs to impoverished Ugandans.3 The bank provided only vague reasons for the closures, claiming that the organization “exceeded its risk profile.” It declined to provide further specificity around its decision after repeated requests by Indigenous Advance Ministries.4 Months later—after being asked by an international media organization—the bank claimed that it closed the accounts because the ministry operated overseas and engaged in “debt collection.”5 Neither Indigenous Advance Ministries nor the church

2 Indigenous Advance Ministries, https://indigenousadvance.org/about-us/ (last visited March 15, 2024).

3 Helena Kelly, EXCLUSIVE: 'Debanking' row breaks out after Bank of America shuts down account for ultra-conservative Christian charity that serves impoverished Ugandans, Daily Mail (Aug. 25, 2023), https://www.dailymail.co.uk/yourmoney/banking/article-12417653/Debanking-row-breaks-Bank-America-shuts-account-ultra-conservative-Christian-charity-serves-impoverished-Ugandans.html.

4 Jeremy Tedesco & Michael Ross, 16 states call on Wells Fargo to curb discriminatory de-banking practices, Alliance Defending Freedom (March 6, 2024), https://adfmedia.org/case/viewpoint-diversity-score.

5 When and Where to File a Complaint Credit, U.S. Commission on Civil Rights, https://www.usccr.gov/files/pubs/uncsam/complain/credit.htm (last visited March 15, 2024).

collect debts, nor was the bank able to point to a specific policy prohibiting account holders from engaging in such activities.6

•JPMorgan Chase, America’s largest bank, has proven to be one of the worst offenders. In 2022, JPMorgan Chase closed the bank account of the nonprofit, National Committee for Religious Freedom, founded by former U.S. Ambassador Sam Brownback.7 Chase refused to provide a clear explanation for why the account had been closed in the first place, and insisted that it would only consider re-opening the account if the nonprofit agreed to disclose confidential donor information and detailed information about its pollical activities.8 Over the course of the next year, Chase offered no fewer than five increasingly untenable and contradictory explanations for why it canceled the account—including a false claim from Chase’s CEO, Jamie Dimon, at the annual shareholders meeting that NCRF’s representatives had simply failed to “fill out all the forms.”9

•Chase’s payment processing subsidiary, WePay, has also denied service to religious and center-right nonprofits on multiple occasions. In 2021, WePay denied payment processing services to an organization called Defense of Liberty for an event featuring Donald Trump Jr. for promoting “hate, violence, racial intolerance, terrorism, [or] the financial exploitation of a crime.”10 That same year, WePay denied service to the Arkansas Family Council for being “high risk,” presumably for their advocacy that focuses on family values.11

•Recent revelations from both Republican and Democrat legislators have revealed that banks may also be engaging in religious and political discrimination based on money laundering and anti-terrorism laws. Head of the U.S. House Judiciary Committee, Jim Jordan, recently unearthed documents showing that virtually every major bank was cooperating with the

6 Supra note 4.

7 Jon Brown, Chase Bank allegedly shutters bank account of religious freedom nonprofit, demands donor list, Fox Business (Oct. 13, 2022), https://www.foxbusiness.com/politics/chase-bank-allegedly-shutters-bank-account-religious-freedom-nonprofit-demands-donor-list.

8 Sam Brownback, Are big banks chasing away religious organizations?, Washington Examiner (Oct. 6, 2022), https://www.washingtonexaminer.com/restoring-america/faith-freedom-self-reliance/are-big-banks-chasing-away-religious-organizations.

9 Sam Brownback & Jeremy Tedesco, Stop the Troubling Trend of Politically Motivated Debanking, Newsweek (March 17, 2023), https://www.newsweek.com/stop-troubling-trend-politically-motivated-debanking-opinion-1787639.

10 Ronn Blitzer, JPMorgan Chase bank reverses decision after Missouri calls out refusal to serve conservative group, Fox Business (Nov. 18, 2021), https://www.foxbusiness.com/politics/chase-bank-missouri-conservative-group.

11 Jerry Cox, Chase Bank Cancels National Committee for Religious Freedom’s Account Just Like it Canceled Family Council’s, Family Council (Oct. 19, 2022), https://familycouncil.org/?p=25159.

FBI and Treasury to profile Americans as domestic terrorist threats based on whether they buy religious texts, support conservative views on things like immigration and vaccine mandates, or are associated with mainstream conservative and religious charities.12 Similarly, U.S. Senator Elizabeth Warren and four other legislators sent a letter just last month to Chase and other major banks asking them for transparency on de-banking Muslim customers.13

The New York Times recently investigated the rise in bank account closures.14 It examined 500 cases of account cancellations and interviewed over a dozen bank industry leaders. In a follow-up article titled “The Way Big Banks Shut Down Customer Accounts is Callous. Let’s Fix It,” The Times observed how “account closings often come without warning” with “no recourse, appeal or explanation from the bank” and “[s]ometimes you find out you have lost banking privileges when you’re buying food at the grocery store and your credit and debit cards no longer work.”15 They went on to say:

But losing your bank account isn’t just inconvenient. It’s scary. If you’re a small business, it disrupts your payroll and can damage your reputation in the community. Given no explanation, you wonder if you’ve been blacklisted or put on some kind of government watch list.16

De-banking is facilitated by vague and subjective terms of service that permit institutions to make subjective and viewpoint-based decisions. And de-banking often occurs despite the presence of policies that prohibit discrimination against or require fair treatment of customers.

12 Financial Surveillance In The United States: How Federal Law Enforcement Commandeered Financial Institutions To Spy On Americans, Interim Staff Report of the Committee on the Judiciary and the Select Subcommittee on the Weaponization of the Federal Government, U.S. House of Representatives (March 6, 2024), https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/evo-media-document/How-Federal-Law-Enforcement-Commandeered-Financial-Institutions-to-Spy.pdf.

13 Letter from Elizabeth Warren, U.S. Senator, et al. to Jamie Dimon, JPMorgan Chase CEO, et al. (Feb. 22, 2024) (on file with author), available at  https://www.warren.senate.gov/imo/media/doc/Letter%20from%20Senator%20Warren%20and% 20Representative%20Omar%20to%20Banks%20on%20De-Risking%20Policies.pdf.

14 Ron Lieber & Tara Siegel Bernard, Why Banks Are Suddenly Closing Down Customer Accounts, The New York Times (Nov. 5, 2023), https://www.nytimes.com/2023/11/05/business/banks-accounts-close-suddenly.html.

15 Ron Lieber, The Way Big Banks Shut Down Customer Accounts Is Callous. Let’s Fix It, The New York Times (Dec. 30, 2023), https://www.nytimes.com/2023/12/30/your-money/banks-closed-accounts-fixes.html.

16 Id.

The terms-of-service policies are framed to permit the company to decline services in cases that generate “risk,” but ironically this behavior creates reputational risk because it enables politicized de-banking. Financial institutions should not condition access to their services based on political or religious views. Instead, they should deny service based only on viewpoint-neutral and objective factors like engaging in illegal behavior or failing to demonstrate creditworthiness.

Unfortunately, these kinds of “reputational risk” and “hate” policies are pervasive throughout the industry. The 2023 Viewpoint Diversity Score Business Index found that nearly half of major financial institutions have these kinds of problematic policies, including 7 of the top 10 largest U.S. banks and each of the top 3.

II.De-banking poses financial risks to companies and shareholders.

De-banking creates financial risk in several ways, all of which can have a dramatic financial impact on the company and its shareholders.

A.Policies associated with de-banking are costly and unworkable.

Using “reputational” risk, “social” risk, or “hate” policies to engage in conduct that is—or even appears to be—discriminatory presents its own significant risks—not only to the civil liberties of customers, but to a company’s reputation, operational integrity, and bottom-line. That is why supporting corporate audits, studies, and reports on this issue is necessary to evaluate the severity of the risk on an institution-by-institution basis.

Replacing objective measures of risk with vague and subjective social criteria creates at least two practical problems for financial service providers. First, it makes it impossible to determine whose perspective should be used to measure “reputational risk.” BlackRock recently acknowledged this in public filings, citing to concerns about appeasing both pro-ESG shareholders in light of the increasing scrutiny and opposition from those opposed to ESG.17

Second, the resources necessary to fairly and consistently evaluate a sweeping reputational risk framework across an entire client portfolio is overwhelming, making due diligence under such a framework nearly impossible. Such policies are unworkable because “[b]anks and regulators must expend insurmountable resources to monitor every third-party customer or partner for possible reputational risk to the bank.”18

17 Jack Pitcher, BlackRock Warns Shareholders That ESG Scrutiny Could Harm Its Reputation and Business, The Wall Street Journal (Feb. 23, 2024), https://www.wsj.com/livecoverage/stock-market-today-dow-jones-02-23-2024/card/blackrock-warns-shareholders-that-esg-scrutiny-could-harm-its-reputation-and-business-SWnOrWmOc6HMvw5auCaH.

18 Supra note 22 at 587.

Adopting “reputational risk” policies that encompass the political or religious viewpoints and activities of a client sets the company up for failure and commits it to expend significant resources on policing inherently vague and arbitrary risk factors. Instead of respecting the diverse views of their stakeholders, these policies alienate them in large portions. According to a recent poll, 67% of likely American voters distrust banks that would refuse service to a customer based on his or her political or religious views. Majorities across the political divide exhibit this distrust (76% of Republicans, 68% of Independents, and 57% of Democrats).19

B.De-banking’s financial risks are substantial.

Recent examples of corporate activism show how destructive politicized de-banking can be. Major corporations like Disney, AB InBev, and Target have waded into controversial political debates that have nothing to do with the services they offer and have incurred significant financial costs as a result of doing so. After high-profile controversies associated with these companies, each was either worst or second worst in its class or performed at least one standard deviation beneath the mean return for its class.20 Disney’s performance was dwarfed by competitors Comcast, Netflix, Sony, and Amazon. AB InBev fell far behind Coors and Heineken. And Target lagged behind Walmart and Costco. 21

Polling further substantiates the risks of corporate activism. Between 2022 and 2023, Disney dropped 12 spots in the Axios Harris Poll 100, which measures the reputation of top brands in the nation. Axios attributed the reputational loss to Disney’s political activism in Florida.22 After Bud Light partnered with transgender-identifying social media influencer Dylan Mulvaney, 54% of Americans supported a boycott of the brand.23

Simply, corporate political activism (including politicized de-banking) unnecessarily shrinks the market by prioritizing non-market values to engage in non-market activities that motivate a backlash that has nothing to do with the goods or services at issue. It can even generate entirely new competitors that would not exist

19 Travis Taylor, 2023 Debanking Poll, Center for Excellence in Polling (May 24, 2023), https://excellenceinpolling.com/poll/debanking-poll/.

20 Bowyer Research, Corporate Political Activism and Shareholder Value: The Examples of Bud Light, Disney, and Target, https://www.bowyerresearch.com/docs/Corporate%20Political%20Activism%20and%20Shareholder%20Value.pdf (last visited March 15, 2024).

21 Id.

22 Margaret Talev & Sara Fischer, Disney's reputation hit by polarizing political drama, Axios (May 23, 2023), https://www.axios.com/2023/05/23/disneys-reputation-political-drama-polarization.

23 Alec Schemmel, More than half of Americans support Bud Light boycott, poll shows, ABC 15 News (April 20, 2023), https://wpde.com/news/nation-world/more-than-half-of-americans-support-bud-light-boycott-poll-shows-rasmussen-reports-dylan-mulvaney-anheuser-busch.

but for the politicized activity. For example, after Harry’s Razors pulled their advertising from the Daily Wire—a media company with no preexisting share in the razor market—the Daily Wire created a company called Jeremy’s Razors. The marketing for Jeremy’s Razors focused entirely on the political nature of the decision by Harry’s Razors, and the strategy worked. Jeremy’s Razors sold 45,000 recurring subscriptions in the product’s first week.24 This is one of the many examples of a new “anti-woke” economy that has siphoned business from existing big businesses.25

III.De-banking poses legal risks to companies and shareholders.

In addition to the financial risks associated with corporate activism, de-banking generates a range of legal risks.

A.De-banking creates risk of direct liability.

Declining access to financial services based on political views or religious affiliation can generate direct liabilities in some cases.

Numerous laws prohibit financial institutions from discriminating based on religion or political status.

•The Equal Credit Opportunity Act and Fair Housing Act bar religious discrimination in lending, broadly construed. Violations of these statutes can generate enormous liabilities. One recent award under the Equal Credit Opportunity Act amounted to $1.4 million in damages, with an additional $24.5 million civil penalty.26

•Many states and cities prohibit religious discrimination in a wide variety of contexts. For example, both Washington D.C. and New York prohibit religious discrimination in housing, employment, public accommodations, and educational institutions.27 New York’s Human Rights Law also specifically prohibits religious discrimination in providing credit services.28

24 Tim Meads, Jeremy’s Razors Sells 45,000 Subscriptions In First Week, Lands More Than 15 Million Commercial Views, Daily Wire (March 30, 2022), https://www.dailywire.com/news/jeremys-razors-sells-45000-subscriptions-in-first-week-lands-more-than-15-million-commercial-views.

25 Aaron Kliegman, Don't want to shop woke? This might be the place for you., Fox Business (March 27, 2023), https://www.foxbusiness.com/politics/dont-want-shop-woke-might-be-place-you.

26 CFPB Orders Citi to Pay $25.9 Million for Intentional, Illegal Discrimination Against Armenian Americans, CFPB (Nov. 8, 2023), https://www.consumerfinance.gov/about-us/newsroom/cfpb-orders-citi-to-pay-25-9-million-for-intentional-illegal-discrimination-against-armenian-americans/.

27 D.C. Code § 2-1401 et seq.; N.Y. Exec. § 296.

28 N.Y. Exec. § 296(2).

•Barring discrimination against Americans based on their political views also has a pedigree in civil rights law. Though political views remain an emerging field in federal nondiscrimination law, the civil rights laws of numerous states like New York, Washington, and Washington D.C. already treat political affiliation or political activities as protected characteristics.29

•In 2023, Florida enacted legislation directly prohibiting banks and lenders from penalizing a person for their “political opinions, speech, or affiliations[,]” or their “religious beliefs, religious exercise, or religious affiliations[.]”30 Texas also passed a law this year stopping insurers from setting rates based on any ESG criteria, including social factors.31

Many financial institutions also hold themselves out as inclusive places and make promises not to discriminate. To the extent they make these representations, they may be liable under state and federal consumer protection laws for deceptive acts and practices. Sixteen and nineteen state attorneys general, respectively, recently sent letters to Wells Fargo and Chase and raised these precise concerns on de-banking.32 Violations of consumer protection statutes prohibiting deceptive practices can lead to liability in the millions of dollars, since they permit recovery for actual (and in some states treble) damages, punitive damages, and attorneys’ fees, in addition to civil penalties.33

29 See, e.g., D.C. Code § 2-1402.11; N.Y. Lab. Law § 201-d; Wash. Rev. Code. Ann. § 42.17A.495(2).

30 Fla. Stat. §§ 516.037, 560.1115, 655.0323.

31 Tex. Ins. Code § 565.005.

32 Attorney General Knudsen Demands Answers From Wells Fargo For Debanking Practices, Montana Department of Justice news release (March 7, 2024), https://dojmt.gov/attorney-general-knudsen-demands-answers-from-wells-fargo-for-debanking-practices/ (Wells Fargo claims a commitment to “helping ensure that all people in … our communities … feel valued and respected and have equal access to resources, services, products, and opportunities to succeed.”); Brianna Herlihy, Chase Bank warned on religious discrimination by 19 GOP attorneys general, Fox Business (May 2, 2023), https://www.foxbusiness.com/politics/chase-bank-warned-religious-discrimination-gop-attorneys-general (“Chase cannot call itself ‘inclusive’ and say that it ‘opposes discrimination in any form,’ while simultaneously disenfranchising its clients over religious and political differences”).

33 See, e.g., Cal. Civil Code § 1780; Ariz. Rev. Stat. Ann. §§ 44-1528; 1534; 73 Pa. Stat. Ann. § 201-9.2; Mont. Code Ann. § 30-14-131; 133.

Another concern is that financial institutions are violating their fiduciary duty to shareholders by prioritizing political and social factors over financial ones. Twenty-three state attorneys general34 and 18 state financial officers35 recently took this position on de-banking when writing to proxy advisors this last fall.

Companies can also incur direct liability for de-banking activities even outside of the United States. For example, in 2020, British bank Barclays closed the accounts of Core Issues Trust and International Federation for Therapeutic and Counselling Choice, a Christian organization. This closure followed a social media campaign from a progressive group that lobbied the bank. Core Issues Trust filed a religious belief and political belief discrimination suit against Barclays, resulting in a settlement in Core Issues Trust’s favor.36

B.De-banking increases risk of adverse investigative, regulatory, and legislative action.

1. Federal efforts

As explained above, this year both U.S. House Representatives and Senators from both sides of the aisle have sought to hold big banks accountable for politicized de-banking. A number of other federal legislative, regulatory, and oversight efforts have also focused on reining in de-banking.

Last year in response to growing concerns over politicized de-banking, 36 Republican U.S. Senators and 82 Representatives introduced the Fair Access to Banking Act during the 118th Congress intended to address financial institutions’ “[categorical discrimination] against legal industries.”37

This followed similar legislation in 2022, the Fair Access to Financial Services Act, which was introduced by Chairman of the Senate Committee on Banking

34 Letter from Brenna Bird, AG of Iowa, et al. to Gary Retelny, President and CEO Institutional Shareholder Services, Inc., et al., available at https://cdn01.dailycaller.com/wp-content/uploads/2023/12/Final-Debanking-Proxy-Advisor-Letter-1.pdf.

35 Zachary Halaschak, GOP state officials pressure proxy advisory companies in ‘fight’ against ESG, Washington Examiner (Oct. 24, 2023), https://www.washingtonexaminer.com/news/2431813/gop-state-officials-pressure-proxy-advisory-companies-in-fight-against-esg.

36 Bridget Ryder, Barclays To Pay Christian Group for Discrimination, The European Conservative (July 1, 2023), https://europeanconservative.com/articles/news/barclays-to-pay-christian-group-for-discrimination/.

37 S. 293, 118th Cong. (2023-2024); H.R. 2743, 118th Cong. (2023-2024); Capito, Cramer, Colleagues Reintroduce Fair Access to Banking Act, Shelley Moore Capito Press Release (Feb. 7, 2023), https://www.capito.senate.gov/news/press-releases/capito-cramer-colleagues-reintroduce_fair-access-to-banking-act.

Sherrod Brown along with 17 other Democratic Senators. The NAACP and National Urban League were notable sponsors.38

Before this, the U.S. House passed the Financial Institution Customer Protection Act with an overwhelming 395-2 vote. The bill stated that a federal banking agency “may not formally or informally request or order” a bank to terminate a relationship with a customer unless “the agency has a valid reason for such request or order, and such reason is not based solely on reputation risk.”39

Prompted by similar concerns, the U.S. Treasury Department’s Office of the Comptroller of the Currency finalized a rule in 2021 that limited the ability of banks to deny access to financial services based on broad-based reputational risk policies.40 Biden’s administration blocked the rule,41 but it resurfaced as a legislative option as explained above and will be a strong option for any future Republican administration that takes office.

2. State efforts

Many states are also investigating de-banking and even passing legislation to directly prohibit it. In 2023, Florida enacted legislation that requires certain banks operating within the state to certify, among other things, that they do not deny or cancel services based on a “person’s political opinions, speech, or affiliations[,]” or their “religious beliefs, religious exercise, or religious affiliations[.]”42 Many banks, to their credit, recognized the risk and certified that they do not engage in this behavior.43

38 S. 4619, 117th Cong. (2021-2022).

39 H.R. 2706, 115th Cong. (2017).

40 Bryan Hubbard, OCC Finalizes Rule Requiring Large Banks to Provide Fair Access to Bank Services, Capital, and Credit, Office of Comptroller of the Currency (Jan. 14, 2021), https://www.occ.gov/news-issuances/news-releases/2021/nr-occ-2021-8.html.

41 Banking Essentials Newsletter: 7th February Edition, S&P Global Market Intelligence (Feb. 7, 2024), https://www.spglobal.com/marketintelligence/en/news-insights/blog/banking-essentials-newsletter-7th-february-edition.

42 Carl Fornaris, et al., Florida House Financial Services Bill Becomes Law: Takes Aim at ESG Principles, Creating a New “Unsafe and Unsound Practice” Standard for Financial Institutions Doing Business in Florida, Winston & Strawn, LLP (May 3, 2023), https://www.winston.com/en/insights-news/florida-house-financial-services-bill-becomes-law-takes-aim-at-esg-principles-creating-a-new-unsafe-and-unsound-practice-standard-for-financial-institutions-doing-business-in-florida.

43 Eric Daugherty, Over 100 Florida banks sign anti-ESG agreement to not ‘politically discriminate’, Florida’s Voice (Jan. 19, 2024), https://flvoicenews.com/over-100-florida-banks-sign-anti-esg-agreement-to-not-politically-discriminate.

This builds on increasing action by states to penalize financial institutions that are denying service to legal industries such as fossil fuels and firearms. Seven states are also currently considering legislation similar to Florida’s to directly prohibit de-banking.44

De-banking has also triggered investigative and regulatory scrutiny. In addition to the letters to Chase and Wells Fargo, Bank of America’s decision to close the account of nonprofit Indigenous Advance, as well as two other accounts associated with a church and business, prompted a legal complaint against the company, filed with the Tennessee Attorney General’s office.45 In 2022, 6 state attorneys general launched an ongoing investigation into whether major banks were violating antitrust and consumer protection laws related to their ESG practices and NetZero commitments.46 Chase was also the target of a letter addressed to the U.S. Comptroller of the Currency in 2021, authored by U.S. Senators Rubio and Cramer, expressing concern about the bank’s targeted de-banking of public figures.47

Financial institutions’ refusal to take steps to address concerns around political and religious discrimination in their services is already being met with government action. To stem the tide of further regulation that might increase compliance costs or result in other burdens, financial service providers need to show good faith in addressing politicized de-banking.

IV.Implementing the Proposal benefits the company and shareholders.

The legal and financial risks associated with de-banking may not be the intended result of the Company’s policies, especially those directed to addressing potential “risk.” But to the extent that those policies permit corporate officers to assess risks beyond viewpoint-neutral and objective factors, the company should cabin that discretion to avoid the risks created by de-banking. The Proposal would benefit the company by ensuring these risks are assessed and reported.

In 2023, Chase, PayPal, Capital One, and Charles Schwab all opposed requests by shareholders to issue such reports arguing that no additional action is needed on

44 Tenn. H.B. 2100; Idaho H. 669; Ariz. S.B. 1167; Ga. H.B. 1205; Iowa H.F. 2409; Ky. H.B. 452; Ind. S.B. 0028.

45 Letter from Bob Phillips and Steve Happ, available at https://adfmedialegalfiles.blob.core.windows.net/files/IndigenousAdvanceConsumerComplaint.pdf

46 Krista Buckel, Attorney General Cameron Announces Multi-State Investigation into Six Major Banks for ESG Investment Practices, Kentucky.gov (Oct. 19, 2022),  https://www.kentucky.gov/Pages/Activity-stream.aspx?n=AttorneyGeneral&prId=1269.

47 Letter from Marco Rubio, U.S. Senator, and Kevin Cramer, U.S. Senator to Michael J. Hsu, Acting Comptroller of the Currency (on file with author), available at https://senatorkevincramer.app.box.com/s/m7rxjkfjzfh5bv1fevtwyrp30su375yj.

their part to guard against politicized de-banking.48 However, evidence suggests that questionable de-banking by large financial institutions is on the rise and poses risks to companies. Shareholders should call for reports on politicized de-banking for at least four reasons:

•While many banks have public policies that show they are susceptible to de-banking, there are likely many more problematic policies and practices not publicly available. Without focused scrutiny, there is no way for management or shareholders to assess where safeguards are needed to protect against misapplication or abuse of vague and subjective standards.

•Examining the potential risks associated with politicized de-banking would allow shareholders to assess the degree to which portfolio companies are prioritizing social or political factors immaterial to the financial merit of client relationships. That is important both in terms of their ability to hold management accountable for fulfilling their fiduciary duty, and for ensuring that companies avoid positions that serve narrow interests at the expense of shareholders overall.

•To date, almost no major financial institution has accepted responsibility for its role in religious or political discrimination despite growing evidence to the contrary and immense public pressure. This unfortunately just confirms the need for greater transparency and accountability.

•Shareholder resolutions signal to management that risks associated with politicized de-banking should be taken seriously. The proposed resolution offers an ideal opportunity to support a measured proposal that effectively communicates the need for greater accountability and transparency on an issue of material consequence to the company and its shareholders.

Some financial service providers might claim that producing a report of this kind would be difficult due to the various factors involved. However, the language of the resolution provides companies with ample flexibility in tailoring a report, audit, or study that accounts for the particulars of their business. They could produce such a report utilizing internal teams and expertise or hire third-party organizations with expertise in financial services and civil liberties. Indeed, several major corporations including Chase, Citi Group, and Amazon have previously conducted civil rights audits, which purportedly examined whether their services, labor practices, and other

48 Annual Meeting of Shareholders Proxy Statement 2023, JPMorgan Chase & Co. (2023), https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2023.pdf, at 100–101.

behavior resulted in racial discrimination against customers or employees.49 The notion that companies are unable to study the potential for discrimination based on a variety of factors is belied by their own actions.

And if companies deem it an appropriate use of resources to report on efforts to prevent racial discrimination, they should be equally committed to preventing other forms of discrimination, including on the basis of religious or political viewpoints. The production of a report analyzing these factors is both feasible and precedented. In 2019, for instance, Meta (then Facebook) released an independent audit conducted by Covington and Burling lead by former Republican U.S. Senator Jon Kyl, which examined potential anti-conservative bias on the company’s platform.50 The report included consultations with numerous affected stakeholders—including right-of-center nonprofits—and raised several important concerns for the company to address.51 Financial institutions should adopt a similar approach in preparing reports examining and responding to potential political or religious bias in their service offerings and governance.

Conclusion

For these reasons, we urge you to vote FOR Shareholder Proposal No. 5 on Bank of New York Mellon’s 2024 Proxy.

Sincerely,

Michael Ross

Legal Counsel for Corporate Engagement

ALLIANCE DEFENDING FREEDOM

44180 Riverside Parkway

Lansdowne, VA 20176

(571) 707-4655

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.

49 What Are Civil Rights Audits, and Why Are Companies Doing Them?, Bloomberg (May 3, 2022), https://www.bloomberg.com/news/articles/2022-05-03/what-civil-rights-audits-are-and-why-firms-do-them-quicktake.

50 Jon Kyl, Covington Interim Report, https://about.fb.com/wp-content/uploads/2019/08/covington-interim-report-1.pdf.

51 Supra note 36.